UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT

PURSUANT TO SECTION 14A
of the
SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant ☑
Filed by a Party other than the Registrant ☐

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☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only [as permitted by Rule 14a-6(e)(2)]
☑ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to Section 240.14a-12

ASP VENTURES CORP.
(Name of Registrant as Specified in its Charter)

N/A
(Name of Person(s) Filing Proxy Statement, if other than Registrant)

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ASP VENTURES CORP.
2610-1066 West Hastings Street,
Vancouver, British Columbia V6E 3X2 Canada
Telephone (604) 602-1717

April 20, 2007

Dear Stockholder:

ASP Ventures Corp. ("Corporation") cordially invites you to attend a Special Meeting of Stockholders ("Special Meeting") to be held at 11:00 a.m., Pacific Time, on Friday the 11th of May, 2007, at 2610-1066 West Hastings Street, Vancouver, British Columbia, Canada. Please find enclosed a notice of the Special Meeting, a proxy statement describing the business to be transacted at the Special Meeting, and a proxy form for use in voting at the Special Meeting.

At the Special Meeting, you will be asked to vote on a proposal to increase the number of authorized shares of common stock of the Corporation.

In addition to this matter, we will report on our progress and provide an opportunity for questions of general interest to our stockholders.

Thank you.

Sincerely,

/s/Nora Coccaro
Nora Coccaro
Chief Executive Officer and Director

ASP VENTURES CORP.

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS

Notice is hereby given from ASP Ventures Corp., ("Corporation") that a Special Meeting of Stockholders ("Special Meeting") will be held at 11:00 a.m., Pacific Time, on Friday the 11th of May, 2007, at 2610-1066 West Hastings Street, Vancouver, British Columbia, Canada. At the Special Meeting, stockholders will vote on a proposal to amend the Corporation's amended articles of incorporation to increase the Corporation's authorized common stock from fifty million (50,000,000) par value $0.001 to two hundred and fifty million (250,000,000) shares par value $0.001.

Information regarding the above matter is set forth in the proxy statement that accompanies this notice.

The board of directors of the Corporation has fixed the close of business on April 20, 2007, as the record date for determining stockholders entitled to notice of and to vote at the Special Meeting. A complete list of the stockholders entitled to notice of and to vote at the Special Meeting will be maintained at the Corporation's principal executive offices during ordinary business hours for a period of ten days prior to the Special Meeting. The list will be open to the examination of any stockholder for any purpose germane to the Special Meeting during this time. The stockholders list will also be produced at the time and place of the Special Meeting and will be open during the whole time thereof.

By Order of the Board of Directors,

/s/ Nora Coccaro
Nora Coccaro, Chief Executive Officer and Director

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE MARK, SIGN, DATE, AND RETURN THE ENCLOSED PROXY AT YOUR EARLIEST CONVENIENCE IN THE ENVELOPE PROVIDED. IF YOU DO ATTEND THE MEETING, YOU MAY VOTE EITHER IN PERSON OR BY YOUR PROXY.

NON-U.S. SHAREHOLDERS, PLEASE RETURN YOUR EXECUTED PROXY BY FAX TO INTERWEST TRANSFER, ATTN: LORRAINE SMITH, AT (801) 277-3147. MS. SMITH'S PHONE NUMBER IS (801) 272-9294.

IF YOU HOLD YOUR SHARES IN "STREET-NAME," PLEASE NOTE THAT ONLY YOUR BROKERAGE FIRM OR BANK CAN SIGN A PROXY ON YOUR BEHALF, AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. WE URGE YOU TO CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT TODAY, AND INSTRUCT THEM TO EXECUTE A PROXY IN FAVOR OF THE MATTER PRESENTED IN THE PROXY STATEMENT.

TABLE OF CONTENTS

ASP VENTURES CORP.

PROXY STATEMENT FOR THE SPECIAL MEETING OF STOCKHOLDERS

INTRODUCTION

This proxy statement is furnished by ASP Ventures Corp., in connection with the solicitation of proxies for use at the Special Meeting of Stockholders ("Special Meeting") to be held on Friday the 11th of May, 2007, at 11:00 a.m., Pacific Time, at 2610-1066 West Hastings Street, Vancouver, British Columbia, Canada, and at any and all adjournments thereof. This proxy statement is first being mailed to stockholders on or about April 20, 2007.

ASP Ventures Corp.'s board of directors has proposed one matter and has solicited the proxy form attached hereto.

Unless we indicate otherwise or unless the context requires otherwise, all references in this proxy statement to "we," "us," "our," or the "Corporation" are to ASP Ventures Corp.

QUESTIONS AND ANSWERS

Q.   Why did I receive this proxy statement?

A.   You received this proxy statement as notice of the Special Meeting pertaining to an increase in the Corporation's authorized common stock from 50,000,000 par value $0.001 to 250,000,000 par value $0.001.

Q.   Why does the Corporation wish to increase the authorized common stock to 250,000,000?

A.   The Corporation proposes an amendment to our articles of incorporation to increase the number of our authorized common stock to ensure that we have sufficient authorized common stock to permit future equity financings, complete business acquisitions, build new business relationships, or for other corporate purposes.

Q.   When do you expect the amendment to become effective?

A.   If approved at the Special Meeting, the proposed amendment to our articles of incorporation will be effective upon the filing of articles of amendment with the Florida Secretary of State as soon as is practicable after the Special Meeting.

Q: What happens if additional matters are presented at the Special Meeting?

A: No other business will be acted upon at the Special Meeting.

Q.   What do I need to do now?

A.   Vote, either in person or by proxy.

Q: What is a proxy?

A: A proxy is your legal designation of another person to vote the stock you own. That other person is considered your proxy. If you designate someone as your proxy in a written document, that document also is called a proxy. The Corporation has designated Nora Coccaro, our chief executive officer and a director, to act as proxy for the Special Meeting.

Q: Who may vote at the Special Meeting?

A: You may vote your common stock if the Corporation's records show that you owned your shares as of the close of business on April 20, 2007 (the "Record Date"). You may cast one vote for each share of common stock held by you on all matters presented. As of the Record Date, there were 41,071,069 shares of common stock issued and outstanding.

Q: What is the voting requirement to approve the proposal?

A: A simple majority of the quorum of outstanding shares of common stock must vote in favor for the proposal to be approved. Abstentions have the same effect as votes against the proposal.

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute "broker non-votes." Generally, broker non-votes occur when a beneficial owner fails to give voting instructions with respect to "non-routine" matters. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Therefore, although broker non-votes are counted for purposes of determining a quorum, broker non-votes will not otherwise affect the outcome of any matter being voted on at the meeting.

Q: What is the quorum requirement for the Special Meeting?

A: A majority of the Corporation's outstanding shares as of the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum if you (i) are present and vote in person at the meeting, or (ii) have properly submitted a proxy card.

Q: How does the board of directors recommend that I vote?

A: The board of directors recommends that you vote "FOR" the proposal

Q: How can I vote my shares in person at the Special Meeting?

A: If your shares are registered directly in your name with the Corporation's transfer agent, Interwest Transfer, you are considered the "stockholder of record" with respect to those shares the proxy materials and proxy card are being sent directly to you. As the stockholder of record, you have the right to vote in person at the meeting. If you choose to do so, you can bring the enclosed proxy card or vote using the ballot provided at the meeting. However, even if you plan to attend the Special Meeting, the board recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the Special Meeting.

Some of the Corporation's stockholders hold their shares in street name through a stockbroker, bank, or other nominee rather than directly in their own name. In that case, you are considered the "beneficial owner" of shares held in street name, and the proxy materials are being forwarded to you together with a voting instruction card. Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from the broker, trustee, or nominee that holds your shares, giving you the right to vote those shares at the meeting. If you wish to attend the Special Meeting and vote in person, you will need to contact your broker, trustee, or nominee to obtain a legal proxy.

Q: How can I vote my shares without attending the Special Meeting?

A: Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct your vote without attending the Special Meeting by completing and mailing your proxy card or voting instruction card in the enclosed pre-paid envelope or by faxing your proxy card to Interwest Transfer, attn: Lorraine Smith, at (801) 277-3147. Please refer to the enclosed materials for details.

Q: What happens if I do not give specific voting instructions?

A: If you hold shares as a record holder, and you sign and return a proxy card without giving specific voting instructions, your shares will be voted as recommended by our board of directors. If you do not return a proxy and do not vote at the Special Meeting in person, your shares will not be voted.

If you hold your shares through a broker, bank, or other nominee and you do not provide instructions on how to vote, your broker or other nominee may have authority to vote your shares on your behalf on the matter to be considered at the meeting.

Q: How can I change my vote after I return my proxy card?

A: You may revoke your proxy and change your vote at any time before the final vote at the meeting. You may do this by signing a new proxy card with a later date or by attending the meeting and voting in person. However, your attendance at the meeting will not automatically revoke your proxy unless you vote at the meeting or specifically request in writing that your prior proxy be revoked.

Q: Does Florida have dissenters' rights of appraisal?

A: Stockholders of Florida domestic corporations have no rights of appraisal under Florida Corporate Statutes, our articles of incorporation or bylaws in connection with the proposal.

Q: Is my vote confidential?

A: Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Corporation or to third parties, except: (i) as necessary to meet applicable legal requirements, (ii) to allow for the tabulation of votes and certification of the vote, and (iii) to facilitate a successful proxy solicitation. Occasionally, stockholders provide written comments on their proxy card, which may be forwarded to the Corporation's management.

Q: **Where can I find the voting results of the Special Meeting?**

A: The preliminary voting results will be announced at the meeting. The final voting results will be tallied by our transfer agent and published on Form 8-K and Form 10-QSB.

Q: **Why do you need stockholder approval for the proposal?**

A.   We are obligated to seek stockholder approval for the proposal pursuant to the Florida Corporate Statutes our articles of incorporation.

Q: **Who pays for the cost of this proxy solicitation?**

A: The Corporation will pay the costs of the solicitation of proxies (under $5,000). The Corporation may also reimburse brokerage firms and other persons representing beneficial owners of shares for expenses incurred in forwarding the voting materials to their customers who are beneficial owners and obtaining their voting instructions. In addition to soliciting proxies by mail, the Corporation's board members, officers and employees may solicit proxies on the Corporation's behalf, without additional compensation, personally or by telephone.

Q: **How can I obtain a copy of the Corporation's 10-KSB?**

A: A copy of the Corporation's 2006 year end report on Form 10-KSB may be obtained at no charge by sending a written request to the Corporation's corporate address. The Form 10-KSB is also available on the Securities and Exchange Commission's website at *www.sec.gov*.

Q.   **Whom can I contact with questions?**

A.   If you have any questions about any of the actions to be taken by the Corporation, please contact the Corporation's chief executive officer, Nora Coccaro, at (604) 602-1717.

FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements. These statements relate to future events, future financial performance or projected business results and involve known and unknown risks and uncertainties. Actual results may differ materially from those expressed or implied by these statements. In some cases, you can identify forward-looking statements by the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "should," "will" or other similar words. The following list identifies some of the factors that could cause actual results to differ from those expressed or implied from the forward-looking statements:

- our anticipated financial performance and business plan;
- the sufficiency of existing capital resources;
- our ability to raise additional capital to fund cash requirements for future operations;
- uncertainties related to the Corporation's business prospects; and
- general economic conditions.

The Corporation's forward-looking statements are based on management's beliefs and assumptions extracted from information available to management at the time the statements are made. Management cautions you that assumptions, beliefs, expectations, intentions and projections about future events may, and often do, vary materially from actual results. Therefore, actual results may differ materially from those expressed or implied by the forward-looking statements.

PROPOSAL

APPROVAL OF AN AMENDMENT TO OUR AMENDED AND RESTATED ARTICLES OF INCORPORATION TO INCREASE AUTHORIZED SHARES FROM 50,000,000 PAR VALUE $0.001 TO 250,000,000 PAR VALUE $0.001

Under our amended articles of incorporation, as currently in effect, there are 50,000,000 shares of common stock authorized for issuance. As of April 20, 2007, 41,071,069 shares of common stock were issued and outstanding. Due to the limited number of shares of common stock that remain available to be issued, the Corporation's board of directors believes that it is in the best interests of the Corporation to increase in the number of authorized common shares.

REASONS FOR AN INCREASE IN AUTHORIZED COMMON STOCK

The board of directors believes that an increase in the authorized common stock would provide the Corporation with increased flexibility in the future to issue capital stock in connection with public or private offerings, stock dividends, financing transactions, employee benefit plans and other proper corporate purposes. Moreover, having such additional authorized shares of common stock available would give the Corporation the ability to issue stock without the expense and delay of a special meeting of stockholders, which delay might deprive the Corporation of the flexibility the board of directors views as important in facilitating the effective use of the Corporation's common stock. Except as otherwise required by applicable law and regulations, authorized but unissued shares of common stock may be issued at such time, for such purpose and for such consideration as the board of directors may determine to be appropriate, without further authorization by stockholders.

EFFECT OF AN INCREASE IN AUTHORIZED COMMON STOCK

Additional shares of common stock, if issued, would have the same rights and privileges as the shares of common stock now issued. There are no pre-emptive rights relating to the common stock. Any issuance of additional shares of common stock would increase the number of outstanding shares of common stock and (unless such issuance was pro-rata among existing stockholders) the percentage ownership of existing stockholders would be diluted accordingly. The dilutive effect of such an issuance could discourage a change in control of the Corporation by making it more difficult or costly. We are not aware of anyone seeking to accumulate common stock or to obtain control of the Corporation, and have no present intention to use the additional authorized shares to deter a change in control. Further, the issuance of a significant amount of common stock could, in the future, have a significant negative effect on the trading price of the common stock.

The Corporation does not presently have any plans, intentions, agreements, understandings or arrangements regarding the issuance of additional shares of common stock. However, the board of directors believes that it will need to issue additional common shares in the future.

AMENDMENT

On March 22, 2007, our board of directors approved an amendment to the first paragraph of Article IV of our amended articles of incorporation to increase the shares of common stock that are authorized for issuance by 200,000,000 shares, bringing the total number of common shares authorized for issuance to 250,000,000. The directors also directed that the amendment be submitted for approval by the Corporation's stockholders as required by Florida Corporate Statutes Title XXXVI *Business Organizations*, Chapter 607 *Corporations*, Sub-chapter 1003 *Amendment by Board of Directors and Shareholders* and our articles of incorporation Article VIII *Amendment of Bylaws*. The text of the proposed amendment to Article IV of our amended articles of incorporation is as follows:


"ARTICLE IV
SHARES


The capital stock of this corporation shall consist of 250,000,000 shares of common stock, $0.001 par value."

If this proposal is approved by the stockholders at the Special Meeting, the Corporation will file an amendment to our amended articles of incorporation for the purpose of increasing the authorized common stock. This amendment will then become effective upon the filing of articles of amendment with the Secretary of State of Florida, which amendment, if approved, is expected to take place shortly after the Special Meeting.

The proposed increase in the authorized number of shares of common stock will not have any immediate effect on the rights of existing stockholders.


Required Vote


Approval of this proposal requires the affirmative vote of the holders of a majority of the outstanding shares of common stock entitled to vote thereon, assuming a quorum is present. Broker non-votes are counted solely for the purpose of determining a quorum. Abstentions will have the same effect as a vote against this proposal.


Board Recommendation

NOTWITHSTANDING THE ABOVE-MENTIONED THEORETICAL NEGATIVE CONSEQUENCES THAT COULD RESULT FOR EXISTING HOLDERS OF THE CORPORATION'S COMMON STOCK ON APPROVAL OF AN INCREASE IN THE NUMBER OF AUTHORIZED COMMON SHARES, THE CORPORATION'S BOARD OF DIRECTORS VIEWS THE POSITIVE PROSPECTS FOR THE CORPORATION ASSOCIATED WITH AN INCREASE IN AUTHORIZED COMMON SHARES TO OUTWEIGH SUCH HYPOTHETICAL NEGATIVE CONSEQUENCES. ACCORDINGLY THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" INCREASING THE AUTHORIZED SHARES OF COMMON STOCK FROM 50,000,000 TO 250,000,000.


ADDITIONAL GENERAL INFORMATION

VOTING SECURITIES

As of April 20, 2007, there were 41,071,069 shares of the common stock issued and outstanding. Each holder of common stock is entitled to one vote for each share held.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the ownership of the Corporation's common stock as of April 20, 2007, with respect to: (i) each person known to the Corporation to be the beneficial owner of more than five percent of the Corporation's common stock; (ii) all directors; and (iii) directors and executive officers of the Corporation as a group.

Title of Class	Names and Addresses of Management And Certain Beneficial Owners	Number of Shares	Percent of Class
Common	Nora Coccaro - chief executive officer, chief financial officer, principal accounting officer, and director 2610-1066 West Hastings St., Vancouver, BC. Canada	0	0.0
Common Stock	Shafiq Nazerali 2610-1066 West Hastings Street Vancouver British Columbia, Canada	3,410,462	8.3
Common Stock	Abdul Majeed Ismail Ali Al Fahim 2610-1066 West Hastings Street Vancouver British Columbia, Canada	5,000,000	12.2
Common Stock	All executive officers and directors as a Group	0	0.0

WHERE YOU CAN FIND MORE INFORMATION

The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. The Corporation files reports, proxy statements and other information with the Commission. The public may read and copy any materials that we file with the Commission at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The statements and forms we file with the Commission have been filed electronically and are available for viewing or copy on the Commission maintained Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address for this site can be found at: www.sec.gov.

A copy of the Corporation's annual report on Form 10-KSB for the fiscal year ended December 31, 2006, can be found at the Commission's Internet site. The annual report does not form any part of the materials for the solicitation of proxies. Copies of the annual report will be sent to any stockholder without charge upon written request addressed to: ASP Ventures Corp., 2610-1066 West Hastings Street, Vancouver, British Columbia V6E 3X2 Canada, attention: Nora Coccaro.

STOCKHOLDERS ARE URGED TO IMMEDIATELY MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED. NON-U.S. SHAREHOLDERS, PLEASE RETURN YOUR EXECUTED PROXY BY FAX TO INTERWEST TRANSFER, ATTN: LORRAINE SMITH, AT (801) 277-3147. MS. SMITH'S PHONE NUMBER IS (801) 272-9294.

ASP VENTURES CORP.
Special Meeting of Stockholders – May 11, 2007

P
R
O
X
Y

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned stockholder of ASP Ventures Corp., does hereby nominate, constitute and appoint Nora Coccaro, the true and lawful proxy, agent and attorney of the undersigned, with full power of substitution, to vote for the undersigned all of the common stock of said Corporation standing in the name of the undersigned at the close of business on April 20, 2007 at the Special Meeting of Stockholders to be held at the Corporation's offices, 2610-1066 West Hastings Street, Vancouver, British Columbia, Canada, on Friday the 11th of May, 2007, at 11:00 a.m., local time, or at any adjournment or postponement thereof, with all of the powers which would be possessed by the undersigned if personally present.

IF NO CONTRARY INSTRUCTION IS INDICATED, THIS PROXY WILL BE VOTED FOR THE PROPOSAL.

☒   Please mark votes as in this example.

PROPOSAL

Amend the articles of incorporation to increase the authorized common stock from 50,000,000 par value $0.001 to 250,000,000 shares par value $0.001.

FOR   *AGAINST*   *ABSTAIN*
☐   ☐   ☐

NOTE: Please print and sign your name exactly as your name (or names) appears hereon. When signing as attorney, executor, administrator, trustee or guardian please give your full title. If more than one trustee, all trustees should sign. All joint owners must sign.

Signature _____

Print   _____

Date   _____

Signature _____

Print   _____

Date   _____

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PLEASE MARK, DATE, SIGN AND RETURN THIS PROXY IN THE ENVELOPE PROVIDED. NON-U.S. SHAREHOLDERS SHOULD RETURN THIS PROXY BY FAX TO: INTERWEST TRANSFER, ATTN: LORRAINE SMITH, AT (801) 277-3147.